MILBANK, TWEED, HADLEY & McCLOY LLP

1 Chase Manhattan Plaza

New York, NY 10005-1413

November 30, 2007

Mr. William Thompson

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Companhia Energética de Minas Gerais - CEMIG
Form 20-F for the Fiscal Year Ended December 31, 2006
Filed July 23, 2007
File No. 1-15224

Dear Mr. Thompson:

On behalf of our client, Companhia Energética de Minas Gerais — CEMIG (“CEMIG”), we submit this response to your letter dated September 25, 2007 relating to CEMIG’s Form 20-F for the year ended December 31, 2006 (the “Form 20-F”).  To assist in the Staff’s review of the responses, we precede each response with the text (in bold type) of the comment as stated in your letter.  CEMIG believes that it has replied to your comments in full.  As requested, this letter is being filed on EDGAR as correspondence and a copy is being faxed to your attention.

Capitalized terms used in the responses set forth below and not otherwise defined herein have the meanings set forth in the Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2006

Item 15. Controls and Procedures, page 119

1.                                      You state that your certifying officers concluded that your disclosure controls and procedures were effective “for providing reasonable assurance that [your] financial information and that of [your] consolidated subsidiaries was recorded, processed, summarized and disclosed in accordance with the rules and regulations provided by the Commission.” In future filings, please revise your conclusion to include the full definition of disclosure controls and procedures as outlined in Exchange Act Rule 13a-15(e) rather than the summarized definition you include now.  In this regard, please revise to state, if true, whether the same officers concluded the controls and procedures were effective to “ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is accumulated and communicated to [your] management, including [your] principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.” Additionally, please confirm to us that your conclusion regarding effectiveness would not change had this statement been included in the filing.

In response to the Staff’s comment, CEMIG will include in its future filings on Form 20-F the full definition of disclosure controls and procedures as outlined in Exchange Act Rule 13a-15(e).  Consequently, item 15(a) of CEMIG’s Form 20-F will state that CEMIG’s disclosure controls and procedures were effective to ensure that information required to be disclosed in CEMIG’s filings and submissions under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and (ii) accumulated and communicated to CEMIG’s management, including its CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

CEMIG confirms to the Staff that its conclusion regarding the effectiveness of its disclosure controls and procedures would not change had the full definition of disclosure controls and procedures been included in its Form 20-F for the year ended December 31, 2006.

2.                                      You state that you concluded your “system of internal controls related to the consolidated financial statements is effective.” Please revise to state whether you concluded your internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f) and 15d-15(f), is effective.  Any language that qualifies or limits your conclusion, such as your current reference to internal controls “related to the consolidated financial statements” is not permitted.  Refer to Item 308(a)(3) of Regulation S-K.

CEMIG confirms to the Staff that its management concluded that, as of the year ended December 31, 2006, its internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f), is effective.  In response to the Staff’s comment, CEMIG will revise its future filings on Form 20-F accordingly.

Consolidated Balance Sheets, page F-3

3.                                      In light of your disclosures on page 99 regarding the redemption rights associated with your common and preferred shares, please tell us how you considered the guidance in Rule 5-02.28 of Regulation S-X and EITF Topic D-98 in determining to classify your common and preferred shares as permanent equity.  We note that the possibility that any triggering event that is not solely within your control could occur, without regard to probability, would require the shares to be classified outside of permanent equity.  Thus, please ensure you address how the events that trigger the right to redemption are solely within your control.  We may have further comment.

CEMIG advises the Staff that on page 99 of the Form 20-F, it described the redemption rights provided by Article 137 of the Brazilian Corporate Law, which is similar to appraisal rights under Section 262 of the Delaware General Corporation Law and the laws of other U.S. states. We understand that this is not a redemption right as that term is generally understood in the United States or as contemplated by Rule 5-02.28 of Regulation S-X, and CEMIG believes that a permanent equity classification is appropriate under the provisions of EITF D-98.

We understand that under Brazilian Corporate Law, a shareholder is entitled to withdraw from a corporation if a shareholders’ meeting approves any of specified fundamental changes and such shareholder either has voted against the change (if entitled to vote) or is adversely affected (if not entitled to vote). If the shareholders’ vote were to opt for redemption, they would receive an amount equal to book value of their proportionate share of shareholders’ equity based on total outstanding shares at the time of redemption.

CEMIG considered the provisions of EITF D-98, paragraphs 10 and 11. Before any of the specified fundamental changes are submitted for shareholders’ approval, first the Board of Directors has to approve such changes. CEMIG’s Board of Directors is elected by its common shareholders, in which the State of Minas Gerais has controlling voting rights, and the preferred shares cannot control the voting of the Board of Directors. Therefore, CEMIG concluded that the events that trigger redemption rights are solely within the control of CEMIG and the equity of the company is appropriately classified as permanent.

In addition, CEMIG advises the Staff that as appraisal rights, all triggering events depend on the vote of the majority of the outstanding shares of the company, accordingly they are all within CEMIG’s control.  In response to the Staff’s comment, CEMIG will use the term “Right of Withdrawal” in future filings on Form 20-F.

Notes to the Consolidated Financial Statements, page F-9

Note 2. Summary of Significant Accounting Policies, page F-12

4.                                      We understand that the concession arrangements through which you provide energy generation, transmission and distribution services to customers have finite (albeit renewable) terms.  We also understand that when your concessions expire unrenewed, all assets, rights and privileges related to the rendering of the electricity services revert to the Brazilian government.  Please tell us and disclose how these terms in your concession arrangements affect your accounting for property, plant and equipment.  For example, explain how you consider the concession term in determining depreciation periods.  Also explain your consideration of the applicability of SFAS 13 to infrastructure assets that revert to the government at the expiration of your concession agreement.  Tell us your perception of the likelihood that you would not be adequately compensated by the government for your net investment in expropriated assets and how this impacts your accounting.  We may have further comment.

CEMIG advises the Staff that under the accounting practices adopted in Brazil (“Brazilian GAAP”), property, plant and equipment are recorded at construction cost or purchase price and are depreciated over their useful lives. When concessions expire unrenewed, the property, plant and equipment reverts to the Brazilian government and under Brazilian legislation, CEMIG is entitled to be reimbursed by the Brazilian government for at least the book value amounts of such assets at that time under Brazilian GAAP.

Under U.S. GAAP, the individual property, plant and equipment accounting balances may be more or less than the balances under Brazilian GAAP due to U.S. GAAP adjustments relating to supplementary accounting for inflation in 1996 and 1997, capitalization of interest costs and special obligations as described in note 2 to CEMIG’s December 31, 2006 financial statements. Under U.S. GAAP, property, plant and equipment are depreciated over their useful lives to their salvage or residual value at the end of the concession period.  The residual value at the end of the concession period will be at least the book value of the property, plant and equipment under Brazilian GAAP, which is equal to the amount to be reimbursed by the Brazilian government at that time.

CEMIG advises the Staff that it has paid in full for and has legal title to all its infrastructure assets and has recorded them as property, plant and equipment under U.S. GAAP. CEMIG believes this is appropriate and reflects the substance of the concession agreements. The beneficiaries of CEMIG’s assets are the final consumers who, in turn, pay tariffs for the energy distributed. Additionally, part of the tariffs paid by the consumers is invested in a fund which will be used to reimburse CEMIG’s investments at the end of the concession term. As such, CEMIG does not believe that the concession agreements result in the infrastructure being leased to or from the Brazilian government.

CEMIG advises the Staff that it has no reason to believe that it will not be adequately compensated by the Brazilian Government for the residual value of its investments under the concession agreements and, consequently, CEMIG believes that the use of the accounting described above is appropriate.

In response to the Staff’s comment, CEMIG will revise its future filings on Form 20-F to specify that property, plant and equipment are depreciated over their useful lives to their salvage or residual value at the end of the concession period, and that the residual value at the end of the concession period will be at least the book value of the property, plant and equipment under Brazilian GAAP, which is equal to the amount to be reimbursed by the Brazilian government at that time.

(p) Regulation and deferred regulatory assets and liabilities, page F-15

5.                                      Since “Free Consumers” may choose their energy suppliers and are not subject to regulated rates, please explain to us how the portion of your generation business that supplies power to such customers meets the criteria outlined in paragraph 5 of SFAS 71 to apply the provisions of SFAS 71.  Also see paragraph 6 of SFAS 71, which clarifies that the Statement should only be applied to the portion of an enterprise’s operations that is regulated.  Note that the discontinuation of SFAS 71 should be applied to separable portions of an enterprise’s operations, such as a customer class.  See paragraphs 5 and 39 through 40 of SFAS 101.

CEMIG advises the Staff that the provisions of SFAS 71 have not been applied to its generation business since this business does not meet the criteria established in paragraph 5 of SFAS 71.  In response to the Staff’s comment, CEMIG will revise its future filings on Form 20-F to specify that SFAS 71 has been applied only to its distribution business.

(q) Earnings per share, page F-16

6.                                      With a view towards enhancing your disclosure in future filings, please clarify for us the nature and terms of your obligation to issue capital stock in connection with payments received on the accounts receivable from the State Government.  Also, please refer to paragraph 10 of SFAS 128 and tell us why shares to be issued in connection with this obligation are not included in basic earnings per share to the extent that all necessary conditions for the share issuances have been satisfied.  In this regard, it appears you have included in diluted earnings per share, but not basic earnings per share, the shares whose conditions for issuance have been satisfied.  Finally, please tell us if and when you recognize a liability on your balance sheet for your obligation to issue these shares.

CEMIG advises the Staff that it has a contingent obligation to issue a capital stock dividend to all shareholders when payments are made on the account receivable from the State Government. We understand that the issuance of such capital stock dividend will occur through the transfer of the balance in the Rate Shortfall Reserve account in appropriated retained earnings to capital stock, having no net effect on shareholders’ equity. However, pursuant to Brazilian Corporate Law, the balance in the Rate Shortfall Reserve account may also be used to (i) increase CEMIG’s capital, (ii) reduce accumulated losses, and (iii) make specific dividend payments to preferred shareholders.  In the event that the Rate Shortfall Reserve account is used for other purposes, CEMIG is no longer obligated to issue the capital stock dividend in connection with payments received on the account receivable from the State Government. All of the above transactions are subject to approval by CEMIG’s annual or extraordinary shareholders’ meeting.

This account receivable is currently being offset by dividends payable to the State Government. CEMIG believes that as of the balance sheet date, all of the conditions for issuance of a capital stock dividend in connection with payments received on the accounts receivable from the State Government have not been satisfied since (i) the issuance of shares is still subject to approval by either CEMIG’s annual or extraordinary shareholders’ meeting, as required by

Brazilian Corporate Law and CEMIG’s bylaws and (ii) CEMIG may use the Rate Shortfall Reserve account for other purposes, which would relieve CEMIG of the obligation to issue such capital stock dividend. Consequently, CEMIG has not included these shares in the computation of basic earnings per share in accordance with paragraph 10 of SFAS 128. However, CEMIG has included these shares in the computation of diluted earnings per share since the shares would be issuable if the end of the reporting period were also the end of the contingency period as required by paragraph 30.b. of SFAS 128.

CEMIG advises the Staff that it does not record a liability relating to the obligation to issue these shares under U.S. GAAP since the issuance of the shares does not have any net effect on shareholders’ equity, as described above. The share distribution is made to all shareholders based on their equity participation on the date of the distribution.

In response to the Staff’s comment, CEMIG will revise its future filings on Form 20-F to more clearly disclose the nature and terms of this obligation and its treatment for earnings per share purposes.

Note 4. Deferred Regulatory Assets and Liabilities, page F-19

7.                                      If any portion of your regulatory asset balance includes amounts on which you do not earn a current return, disclose the nature and amount of each asset and its remaining recovery period.  We believe the best practices approach regarding regulatory assets is to affirmatively indicate whether a particular regulatory asset is earning a rate of return and the anticipated recovery period.  Refer to the requirements of paragraph 20 of SFAS 71.

CEMIG advises the Staff that it earns a current return on all of its regulatory assets. The remaining recovery period for the majority of these assets at December 31, 2006 was less than 24 months. In response to the Staff’s comment, CEMIG will revise its future filings on Form 20-F to include the following disclosure regarding the rates of return and anticipated recovery periods of its regulatory assets:

The regulatory assets related to the Energy Rationing Plan, Energy transactions on CCEE/MAE and additional Parcel A costs bear interest at the SELIC (Brazilian benchmark interest rate) rate. The deferred rate adjustment and PIS-PASEP/COFINS regulatory assets are restated based on IGP-M (General Market Price Index). These assets are being recovered based on the rate adjustment on April 8, 2006. CEMIG estimates the remaining recovery period for these assets at December 31, 2006 to be less than 24 months, except for a portion of the Parcel A costs, related to the period from January 1, 2001 to October 25, 2001, for which the recovery period, established by the regulatory agency, will commence in March 2008.  CEMIG expects to recover that asset by 2010.

Note 7. Accounts Receivable, Net, page F-25

8.                                      Please revise to disclose the changes in your allowance for doubtful accounts for all three years for which an audited income statement is provided.  Additionally, please disclose the changes in your provision for losses with respect to the account receivable from the Minas Gerais State Government.  Refer to Item 17(a) of Form 20-F and Rules 5-04 and 12-09 of Regulation S-X.

In response to the Staff’s comment, CEMIG will revise its future filings on Form 20-F to include the following disclosure:

The changes in its allowance for doubtful accounts for all three years for which an audited income statement is provided in its future fillings as follows (in millions):

	Year ended December 31
	2006	2005	2004

Balance at beginning of the year	214	165	106
Accounts written off	(11)	(5)	(3)
Provision for the year recorded as part of other operating costs	94	54	62

Balance at end of the year	297	214	165

The changes in its provision for losses with respect to the account receivable from the Minas Gerais State Government as follows (in millions):

	Year ended December 31
	2006	2005	2004

Balance at beginning of the year	1,625	1,848	1,522
Provision (reversion) for the year recorded on financial revenue	(99)	(223)	326

Balance at end of the year	1,526	1,625	1,848

Note 15. Employee Post-Retirement Benefits, page F-36

9.                                      Please disclose the accumulated benefit obligation for your defined benefit pension plan and contributions expected to be paid to the plan during the next fiscal year.  See paragraphs 5.e and 5.g of SFAS 132R.

CEMIG advises the Staff that the Accumulated Benefit Obligation as of December 31, 2006 and 2005 amounted to R$4,426 million and R$4,884 million, respectively, and that the contributions expected to be paid to the defined benefit pension plan and other  plans for the next year are  R$182 million and R$41 million, respectively.

In response to the Staff’s comment, CEMIG will revise its future filings on Form 20-F to include this information.

10.                               Please explain to us and disclose how you calculate the market related value of plan assets as that term is defined in SFAS 87.  Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with paragraph 12 of APB 22.

CEMIG advises the Staff that it uses different methodologies to calculate the market related value of the plan assets. Such methodologies are as follows:

Debt securities:	Market quotations
Equity securities:	Market quotations for traded securities and estimated selling price for non-traded securities
Real estate:	Estimated selling price, based on external appraisal reports
Participant loans:

Recorded using contractual terms of the respective participant agreements. As described in Note 15 to CEMIG’s consolidated financial statements, these loans have floating rates, which approximate market rates.

In response to the Staff’s comment, CEMIG will revise its future filings on Form 20-F to include this information.

Note 17. Shareholders’ Equity, page F-45

(d.1) Dividends and interest on capital in lieu of dividends:, page F-46

11.                               We note your disclosure on page 9 that your subsidiaries’ ability to distribute dividends is subject to certain limitations.  To the extent restricted net assets of such subsidiaries exceeds 25% of consolidated net assets as of the end of the most recently completed fiscal year, please disclose the nature of the restrictions on the ability of consolidated and unconsolidated subsidiaries to transfer funds to you in the form of cash dividends, loans or advances and disclose separately the amounts of restricted net assets for consolidated and unconsolidated subsidiaries as of the end of fiscal 2006.  Refer to Rule 4-08(e)(3) of Regulation S-X.

CEMIG advises the Staff that at the end of fiscal 2006, the majority of its consolidated and unconsolidated subsidiaries qualify as either concessionaires of public services or independent power producers. Pursuant to the terms of the respective concession agreements, these subsidiaries are unable to transfer funds to their respective parent companies, in the form of loans or advances, without regulatory approval. However, these subsidiaries are not restricted from paying cash dividends and, therefore, the net assets of these subsidiaries are not technically considered restricted pursuant to Rule 4-08(e)(3) of Regulation S-X. CEMIG has presented certain disclosures in Note 30 to its consolidated financial statements relating to these subsidiaries.

In response to the Staff’s comment, CEMIG will revise its future filings on Form 20-F to disclose more clearly the nature of the restrictions on its subsidiaries to make loans or advances.

Note 19. Operating Costs and Expenses, page F-49

12.                               Please clarify for us the nature and terms of the Anuenio indemnity payment and explain why the entire payment represented a current period expense.

CEMIG advises the Staff that its employees had the right to receive an annual 1,00% increase in their salaries over and beyond the normal performance/inflation increase for the remaining term of their employment (the “Anuênio”). On April 2006, CEMIG made an offer to settle this future obligation by making a one-time payment to eligible employees.

CEMIG’s employees accepted the offer on June 30, 2006, and the payment of the indemnity of R$178 million was made in August 2006 and recorded in operating expenses. The amount of this payment, as described in note 19 to CEMIG’s consolidated financial statements, represents an estimate of the future incremental salaries to be received until the employees complete 35 years of contribution to the National Social Security System (INSS), discounted at a rate of 12.00%, plus the application of a variable discount rate.  The entire payment was recorded as a current period expense in 2006 since the payment was non-reimbursable in the event the employee leaves CEMIG, and did not impose any performance requirements on employees.

In response to the Staff’s comment, CEMIG will revise its future filings on Form 20-F to disclose the rational for the accounting for the Anuênio payment.

*              *              *

As requested in your letter, CEMIG acknowledges the following:

•                  CEMIG is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  CEMIG may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*              *              *

Should you have any questions about the responses in this letter, kindly contact the undersigned at (212) 530-5224 or Steven Sandretto at (212) 530-5476.

Very truly yours,

/s/ Michael L. Fitzgerald

Michael L. Fitzgerald